June 27, 2006

John J. Murphy

Executive Vice President,

   Treasurer and CFO

Arrow Financial Corporation

250 Glen Street

Glens Falls, NY  12801

Mr. Paul Cline

Senior Accountant

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:

SEC Comment Letter dated June 14, 2006 for

Arrow Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

File No. 000-12507

Dear Mr. Cline:

Regarding your comments related to the presentation of acquisitions in our Consolidated Statement of Cash Flows:

•

We will move all acquisition activity to investing activities in future filings.

•

Since the deposits in the branch exceeded the purchase price and assets acquired, the acquisition of the branches resulted in Arrow receiving net cash of $47 million.

•

The 2004 $31 thousand from the CFG acquisition represents the cash that existed on the CFG balance sheet on the date of acquisition.  This activity will also be shown under investing activities in future filings.  The 2005 $91 thousand CFG transaction was a non-cash transaction.  That, as well as the 2004 $1,980 thousand worth of shares issued in the CFG acquisition, will be disclosed as such in the “Supplemental Disclosures to Statements of Cash Flow Information” to the Consolidated Statement of Cash Flows in all future filings.

We acknowledge that:

•

Arrow is responsible for the adequacy and accuracy of the disclosure in our filings;

•

that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

Arrow may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

John J. Murphy

Enclosures:

Pro Forma June 30, 2006 Form 10-Q Consolidated Statement of Cash Flows

Pro Forma December 31, 2006 Form 10-K Consolidated Statement of Cash Flows

Pro Forma Form 10-K:

ARROW FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

	Years Ended December 31,
Operating Activities:	2006	2005	2004
Net Income		$ 18,639	$ 19,478
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: Provision for Loan Losses		1,030	1,020
Depreciation and Amortization		2,807	3,150
Compensation Expense for Allocated ESOP Shares		195	405
Gains on the Sale of Securities Available-for-Sale		(372)	(532)
Losses on the Sale of Securities Available-for-Sale		8	170
Loans Originated and Held-for-Sale		(8,581)	(17,675)
Proceeds from the Sale of Loans Held-for-Sale		8,632	18,078
Net Gains on the Sale of Loans		(122)	(336)
Net (Gains) Losses on the Sale of Premises and Equipment and Other Real Estate Owned and Repossessed Assets		(32)	93
Contributions to Pension Plans		(1,074)	(345)
Deferred Income Tax Expense		190	597
Shares Issued Under the Directors’ Stock Plan		120	75
(Increase) Decrease in Interest Receivable		(532)	87
Increase (Decrease) in Interest Payable		267	(127)
Increase in Other Assets		(74)	(598)
Increase (Decrease) in Other Liabilities		2,671	(1,926)
Net Cash Provided By Operating Activities		23,772	21,614

Investing Activities:
Proceeds from the Sale of Securities Available-for-Sale		50,289	39,337
Proceeds from the Maturities and Calls of Securities Available-for-Sale		31,840	57,168
Purchases of Securities Available-for-Sale		(91,534)	(73,883)
Proceeds from the Maturities of Securities Held-to-Maturity		8,481	4,851
Purchases of Securities Held-to-Maturity		(18,688)	(7,402)
Net Increase in Loans		(114,525)	(21,944)
Proceeds from the Sales of Premises and Equipment and Other Real Estate Owned and Repossessed Assets		939	891
Purchase of Premises and Equipment		(1,587)	(1,846)
Acquisition of Subsidiary		---	31
Net Increase from Branch Acquisitions		47,083	---
Net Cash Used In Investing Activities		(87,702)	(2,828)

Financing Activities:
Net Increase (Decrease) in Deposits		71,271	(14,336)
Net (Decrease) Increase in Short-Term Borrowings		(922)	3,040
Proceeds from Federal Home Loan Bank Advances		162,000	79,800
Repayments of Federal Home Loan Bank Advances		(155,000)	(79,800)
Repayment of Trust Preferred Securities		---	(5,000)
Proceeds from Issuance of Trust Preferred Securities		---	10,000
Purchase of Treasury Stock		(7,528)	(2,453)
Exercise of Stock Options and Shares Issued to Employees’ Stock Purchase Plan		1,558	1,591
Tax Benefit for Disposition of Stock Options		684	409
Common Stock Purchased by ESOP		178	411
Cash Dividends Paid		(9,558)	(9,000)
Net Cash Provided By (Used In) Financing Activities		62,683	(15,307)
Net (Decrease) Increase in Cash and Cash Equivalents		(1,247)	3,479
Cash and Cash Equivalents at Beginning of Year		36,805	33,326
Cash and Cash Equivalents at End of Year		$35,558	$36,805
Supplemental Disclosures to Statements of Cash Flow Information:
Cash Paid During the Year for:
Interest on Deposits and Borrowings		$23,847	$19,332
Income Taxes		6,447	10,228
Non-cash Investing Activity:
Transfer of Loans to Other Real Estate Owned and Repossessed Assets		893	928
Shares Issued for CFG Acquisition		91	---

See Notes to Consolidated Financial Statements

Pro Forma Form 10-Q

ARROW FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)(Unaudited)

	Six Months
	Ended June 30,
	2006	2005
Operating Activities:
Net Income		$ 9,110
Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities:
Provision for Loan Losses		408
Depreciation and Amortization		1,113
Compensation Expense for Allocated ESOP Shares		166
Net Gains on the Sale of Securities Available-for-Sale		(195)
Losses on the Sale of Securities Available-for-Sale		6
Loans Originated and Held-for-Sale		(1,381)
Proceeds from the Sale of Loans Held-for-Sale		2,312
Net Losses (Gains) on the Sale of Loans, Premises and Equipment, Other Real Estate Owned and Repossessed Assets		9
Contributions to Pension Plans		---
(Increase) Decrease in Deferred Tax Assets		(181)
Shares Issued Under the Directors’ Stock Plan		60
(Increase) Decrease in Interest Receivable		(532)
Increase (Decrease) in Interest Payable		267
Increase in Other Assets		(268)
Increase (Decrease) in Other Liabilities		1,356
Net Cash Provided By Operating Activities		12,481
Investing Activities:
Proceeds from the Sale of Securities Available-for-Sale		28,178
Proceeds from the Maturities and Calls of Securities Available-for-Sale		19,361
Purchases of Securities Available-for-Sale		(46,455)
Proceeds from the Maturities of Securities Held-to-Maturity		6,916
Purchases of Securities Held-to-Maturity		(5,375)
Net Increase in Loans		(70,853)
Proceeds from the Sales of Premises and Equipment, Other Real Estate Owned and Repossessed Assets		470
Purchases of Premises and Equipment		(226)
Net Increase from Branch Acquisitions		47,084
Net Cash Used In Investing Activities		(20,900)
Financing Activities:
Net Increase (Decrease) in Deposits		10,746
Net Increase in Short-Term Borrowings		6,943
Federal Home Loan Bank Advances		75,000
Federal Home Loan Bank Repayments		(80,000)
Tax Benefit from Exercise of Stock Options		397
Purchases of Treasury Stock		(4,503)
Treasury Stock Issued for Stock-Based Plans		1,063
Allocation of ESOP Shares		176
Cash Dividends Paid		(4,667)
Net Cash Provided By Financing Activities		5,155
Net Decrease in Cash and Cash Equivalents		(3,264)
Cash and Cash Equivalents at Beginning of Period		36,805
Cash and Cash Equivalents at End of Period		$33,541
Supplemental Cash Flow Information:
Interest Paid		$10,416
Income Taxes Paid		2,866
Transfer of Loans to Other Real Estate Owned and Repossessed Assets		403
Shares Issued for CFG Acquisition		---

See Notes to Unaudited Consolidated Interim Financial Statements.